ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal announces results of its General Meetings

2 May 2023, 15:15 CET

The Annual General Meeting and Extraordinary General Meeting (‘General Meetings’) of shareholders of ArcelorMittal (‘the Company’) held today in Luxembourg approved all resolutions by a strong majority.

Over 75% of the voting rights were represented at the General Meetings. The detailed results of the votes will be posted shortly on www.arcelormittal.com under ‘Investors > Equity Investors > Shareholders’ meetings > General Meetings of shareholders, 2 May 2023’ where the full documentation regarding the General Meetings is available.

In particular, the shareholders:

•	Approved the distribution of a dividend of US$0.44 per share;
•	Re-elected Mr. Lakshmi N. Mittal, Mr. Aditya Mittal, Mr. Etienne Schneider and elected Mrs. Patricia Barbizet as directors of ArcelorMittal, for a term of three years each;
•	Approved the decision to cancel shares and to consequently reduce the issued share capital following the cancellation of shares repurchased under its share buyback program as required.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

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